SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                                   FORM 6-K

                               ---------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 3, 2003



                                 CNOOC Limited
                (Translation of registrant's name into English)

             ---------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

             ---------------------------------------------------



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                          ---------                      ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No            X
                          ---------                      ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

PRESS RELEASE


     CNOOC and Husky to Explore and Develop Oil and Gas in East China Sea


(Hong Kong, November 3, 2003) - CNOOC Limited (the "Company"; NYSE: CEO; SEHK:
883) announced today that its parent company -- China National Offshore Oil Corporation ("CNOOC") has signed a petroleum contract with Husky Oil China Limited ("Husky") to explore Block 04/35 in the East China Sea.

Located about 350 kilometers east of Shanghai, Block 04/35 covers a total area of about 4,835 square kilometers.

Under the terms of the contract, Husky is committed to drill one wildcat to a depth of 2,500 meters during the first three years of the contract and to fund 100% of the exploration expenditure. CNOOC Limited is entitled to participate for up to a 51% interest in any commercial discoveries within the contract area.

"The East China Sea is under-explored currently. The Company and our partners will make efforts to tap oil and gas potential in this area," said Mr. Zhang Guohua, Senior Vice President of the Company.

The contract is the first that CNOOC has signed with Husky in the East China Sea. It is, however, the sixth contract which Husky has signed with CNOOC.

-End-


Notes to Editors:


          CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 353,102 BOE per day for the first nine months of 2003.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,047 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

          CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out its oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***


For further inquiries, please contact:

------------------------------------------------------------------------------
Mr. Xiao Zongwei                Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                   Ketchum Newscan Public Relations
Tel: +86 10 8452 1646           Tel: 852-3141-8016/852-3141-8063/852-3141-8091
Fax: +86 10 8452 1441           Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn     E-mail: anne.lui@knprhk.com
        -------------------             -------------------
                                        carol.chan@knprhk.com
                                        ---------------------
                                        maggie.chan@knprhk.com
                                        ----------------------
------------------------------------------------------------------------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                        CNOOC Limited


                                        By:  /s/ Cao Yunshi
                                             ------------------------
                                             Name:  Cao Yunshi
                                             Title: Company Secretary


Dated: November 3, 2003